UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

         (Check One):
         | X | Form 10-KSB |_| Form 11-K   |_| Form 20-F   |_ | Form 10-QSB

         For Period Ended: December 31, 2004

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended: ____________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________


                                     PART I
                             REGISTRANT INFORMATION

                            Perfisans Holdings, Inc.
                 -----------------------------------------------
                             Full Name of Registrant
                ------------------------------------------------
                            Former Name if Applicable

                            4118 14th Avenue, Unit 4
             ------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                            Markham, Ontario L3R 0J6
                ------------------------------------------------
                            City, State and Zip Code

                                     PART II
                             RULES 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company is unable to file its form 10-KSB within the prescribed period due to ministerial difficulties, without unreasonable effort or expense. Such difficulties prevent the Company from filing the report because such information is integral to the report. The Company fully expects to be able to file within the additional time allowed by this report.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         ARTHUR S. MARCUS, ESQ.     (212) 752-9700
         ---------------------      --------------
         (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes | | No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |__| No

The Company believes that its revenues for the year ended December 31, 2004 will be approximately $1,095,526, which represents an increase of $1,095,526 over the revenue for the year ended December 31, 2003 of $0. The Company believes that it will show net loss of $2,064,911 for the year ended December 31, 2004, which represents an increase of $179,208 from a net loss of $1,885,703 for the year ended December 31, 2003. These numbers are subject to change for any adjustments prompted by the Company's auditors in the final audit.

                            PERFISANS HOLDINGS, INC.
                            ------------------------
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  April 1, 2005                By: \s\ TO-HON LAM
                                        --------------
                                        To-Hon Lam
                                        President